November 2, 2018

John Clark
Chief Executive Officer
Global Cancer Technology, Inc.
16776 Bernardo Center Drive
Suite 203
San Diego, CA 92128

       Re: Global Cancer Technology, Inc.
           Offering Statement on Form 1-A
           Filed October 15, 2018
           File No. 024-10909

Dear Mr. Clark:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2018 letter.

Offering Statement on Form 1-A

Risk Factors, page 5

1. Please expand your revisions in response to prior comment 2 to clarify the purpose of the arrangements regarding the two subsidiaries mentioned on pages 2 and 17 and the intended subsidiary noted on page 2. It is unclear from your revisions why these subsidiaries are not wholly owned and why you will develop the technology in these separate entities. Please also revise to make clear throughout your document that investors in this offering will not have a continuing ownership interest in these entities
 John Clark
FirstName LastNameJohn Clark
Global Cancer Technology, Inc.
Comapany 2, 2018
November NameGlobal Cancer Technology, Inc.
November 2, 2018 Page 2
Page 2
FirstName LastName
         after you undertake the transactions to which you refer. Likewise, revise to disclose the interests that members of your scientific advisory board and individuals listed on your
         Web site have in these subsidiaries and transactions.
We may invest or spend the proceeds of this offering in ways ..., page 10

2. We note your revisions in response to prior comment 4. Your disclosure here continues to list purposes of this offering and intended uses that are different from the uses listed on pages 15-16. Please revise.
Government Regulation, page 19

3. We note your response to prior comment 5. Please discuss in greater detail the regulatory process, such as advertising and promotion, post-market reporting and record keeping requirements, import and export requirements and sanctions for non-compliance. Also, expand your disclosure about your products and classes to clarify whether your products are Class I, II or III medical devices.
Plan of Operation, page 25

4. We note your response to prior comment 6. Please explain what you mean by the disclosure that the "beta" has been "completed and validated." In addition, revise the disclosure about "sufficient funding" to quantify the amount of funding. Also, tell us why you deleted the disclosure that the technology "is to be developed over six years."
Exhibits

5. Please file a revised opinion to address whether the shares of the selling stockholders have been duly authorized, validly issued, fully paid and non-assessable. General

6. Your revisions in response to prior comment 1 appear inconsistent with the prohibition on at-the-market offerings in Rule 251(d)(3)(ii). Therefore, please revise to disclose the fixed price at which the selling shareholders will sell their shares for the duration of the offering.



        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 John Clark
Global Cancer Technology, Inc.
November 2, 2018
Page 3

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Tom Jones at 202-551-3602 or Geoff Kruczek, Special Counsel, at 202-
551-3641 with any questions.



                                                           Sincerely,
FirstName LastNameJohn Clark
                                                           Division of
Corporation Finance
Comapany NameGlobal Cancer Technology, Inc.
                                                           Office of
Electronics and Machinery
November 2, 2018 Page 3
cc:       Ronald G. Vance, Esq.
FirstName LastName